AB 3/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10036164

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
MAR 2 5 2010

SEC FILE NUMBER
8- 52280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Main Street
(No. and Street)

Arkadelphia (City) AR (State) 71923 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Huneycutt 870-246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert G. Schichtl II, P.A.
(Name – *if individual, state last, first, middle name*)

817 Parkway (Address) Conway (City) AR (State) 72034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/29

OATH OR AFFIRMATION

I, Ted Huneycutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc. of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


CHRISTINA BURAS
MY COMMISSION EXPIRES
November 18, 2015
DALLAS COUNTY
NOTARY PUBLIC, STATE OF ARKANSAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benchmark
INVESTMENTS

March 25, 2010
VIA EMAIL TRANSMISSION AND US MAIL

Ms. L. Kay Skolfield
Principal Examiner
FINRA – District 5
Energy Centre, Suite 850
1100 Poydras Street
New Orleans, LA 70163

RE: Annual Audit – Request for Additional and Corrected Information

Dear Kay:

Pursuant to the above request, we offer the following information:

1)Enclosed is a new filing letter of change of accountant.

2) Every month I do the books and send them to Carolyn May for review and or FOCUS filing. I then take them to be approved by the Finop Sharon Dyer. This process has proved to be cumbersome at best. We are in the process of having Carolyn be the firms FINOP. She and I have discussed how the books and records need maintained for proper financials and I have also been in meetings with our new accountant and all three of us concur on how to move forward in a way that meets FINRA and SEC compliance. In no way have net capital requirements or investor security been jeopardized. I feel that we have fixed our procedural problems and Carolyn and I can maintain the books seamlessly and efficiently.

This information is also being filed with the SEC Regional Office and the SEC Washington, DC office, as required.

I trust this information is complete. However, if you have further questions, please contact me.

Sincerely,



Ted V. Huneycutt
President

Enclosure

Telephone: (870) 246-5756 • Telefax: (870) 246-6651 • E-mail: info@benchmarkinvestments.net
509 Main • Arkadelphia, Arkansas 71923
Member: NFA, NASD, SIPC

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 FAX 501-336-8771

December 23, 2009

To the Board of Directors and Shareholder
Benchmark Investments, Inc.
Arkadelphia, Arkansas

We have audited the financial statements of Benchmark Investments, Inc. as of and for the year ended September 30, 2009 and have issued our report thereon dated December 23, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated December 1, 2009, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared with your oversight are fairly presented, in all material respects in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement. As part of our audit, we considered the internal control of the Company. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing communicated to you as documented in our engagement letter dated December 1, 2009.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended September 30, 2009. We noted certain transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you. These transactions are listed in Attachment A as AJE02, AJE10 and AJE11. We noted no transactions for which there is a lack of authoritative guidance or consensus which under professional standards we are required to inform you. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We noted no materially sensitive estimates affecting the financial statements during the years ended September 30, 2009.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The known and likely misstatements identified are contained in attachment A. All misstatements identified were corrected.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested and obtained certain representations from management that are included in a separate management representation letter dated December 23, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

In planning and performing our audit of the financial statements of the Company as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be significant deficiencies in internal control.

The Company's shareholder performs essentially all accounting functions, which limits the Company's ability to adequately segregate duties. Monitoring activities related to financial reporting do not adequately compensate for the shareholder's lack of accounting and bookkeeping experience which was evidenced by the following:

1) Certain variable product commission income was recorded twice in the prior fiscal year.
2) Certain commissions payable were recorded twice in the prior fiscal year.
3) An adjusting journal entry to retained earnings was made that could not be explained.
4) Accounts payable invoices for September 2009 commissions expense were dated October 2009.
5) An adjustment to broker error expense pertaining to the fiscal year ended September 30, 2009 was dated October 30, 2009.
6) Certain balance sheet amounts reported on the FOCUS report for the quarter ended September 30, 2009 did not agree to the audited amounts.

The shareholder should consider obtaining training in basic accounting principles and engage outside consultants to perform a detailed review of financial statement amounts at least quarterly.

This information is intended solely for the use of the Board of Directors, shareholder and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Robert G. Schubert II, PA

Certified Public Accountants

Prepared by________

Reviewed by________

BENCHMARK INVESTMENTS, INC.
Adjusting Journal Entries

Attachment A

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect	Workpaper
AJE01	Adjusting	09/30/09					
		475	Retained Earnings	183.36			
		650	Miscellaneous		183.36		
						183.36	CC-1
			TO RECLASSIFY ADJUSTMENT TO A/R RJ OBRIEN MADE BY CLIENT IN 09 RECORDED BY PY AUDITOR IN 08				
AJE02	Adjusting	09/30/09					
		475	Retained Earnings	1,723.29			
		503	Other Commissions		1,723.29		
						1,723.29	22b
			TO REVERSE ENTRIES MADE TO RETAINED EARNINGS POSTED BY CLIENT				
AJE03	Adjusting	09/30/09					
		656	Broker Error Expense	9,903.37			
		650	Miscellaneous		9,903.37		
						0.00	CC-1
			TO RECLASSIFY BROKER ERROR EXPENSE (RJOBRIEN) CODED TO MISC EXP				
AJE04	Adjusting	09/30/09					
		127	A/R RJ OBrien	1,096.48			
		656	Broker Error Expense		1,096.48		
						1,096.48	C-3
			TO RECORD REVERSAL OF BROKER ERROR EXPENSE POSTED IN FYE 2010 S/B FYE 2009				
AJE05	Adjusting	09/30/09					
		628	Travel	420.00			
		314	Accounts Payable		420.00		
						(420.00)	K-1
			TO RECORD MILEAGE REIMB FOR SEPT				

Prepared by_______

Reviewed by_______

BENCHMARK INVESTMENTS, INC.
Adjusting Journal Entries

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect	Workpaper
AJE06	Adjusting	09/30/09					
		651	Consulting Fees	250.00			
		641	Stock Commissions	1,010.25			
		641	Stock Commissions	790.18			
		640	Commodity Commissions	644.25			
		641	Stock Commissions	2,046.81			
		641	Stock Commissions	437.59			
		641	Stock Commissions	325.39			
		641	Stock Commissions	829.82			
		641	Stock Commissions	6,180.66			
		641	Stock Commissions	296.19			
		315	Commissions Payable		12,811.14		
						(12,811.14)	
			TO ADJUST COMMISSIONS PAYABLE TO ACTUAL				L-1
AJE07	Adjusting	09/30/09					
		621	Meals & Entertainment	180.00			
		641	Stock Commissions	4,844.72			
		650	Miscellaneous		5,024.72		
						0.00	
			TO RECLASSIFY EXPENSES MISCODED TO MISCELLANEOUS FOR HANK MCNABB				CC-1
AJE08	Adjusting	09/30/09					
		654	Miscellaneous Fees - Mesirow	17,899.45			
		650	Miscellaneous		17,899.45		
						0.00	
			TO RECLASSIFY MISC FEES CHARGED BY MESIROW MISCODED TO MISC EXP				CC-1
AJE09	Adjusting	09/30/09					
		633	Dues & Subscriptions	268.00			
		650	Miscellaneous		268.00		
						0.00	
			TO RECLASSIFY SUBSCRIPTIONS RJOBRIEN MISCODED TO MISCELLANEOUS EXP				CC-1

Prepared by_______

Reviewed by_______

BENCHMARK INVESTMENTS, INC.
Adjusting Journal Entries

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect	Workpaper
AJE10	Adjusting	09/30/09					
		640	Commodity Commissions	994.95			
		640	Commodity Commissions	2,669.25			
		641	Stock Commissions	3.16			
		641	Stock Commissions	1,872.52			
		641	Stock Commissions	1,317.86			
		641	Stock Commissions	321.90			
		601	Payroll Expenses	11,208.42			
		475	Retained Earnings		18,388.06		
						(18,388.06)	
			TO RECORD PY COMMISSIONS PAYABLE RECORDED TWICE IN PY				P-3
AJE11	Adjusting	09/30/09					
		475	Retained Earnings	16,695.31			
		515	Variable Product Commissions		16,695.31		
						16,695.31	
			TO RECORD VARIABLE ANNUITY RECEIVABLE RECORDED TWICE IN PRIOR YEAR				P-2
		TOTAL		84,413.18	84,413.18	(11,920.76)	

Benchmark
INVESTMENTS

March 25, 2010
VIA EMAIL TRANSMISSION AND US MAIL

Ms. L. Kay Skofield
Principal Examiner
FINRA – District 5
Energy Centre, Suite 850
1100 Poydras Street
New Orleans, LA 70163

RE: **SEC Rule 7a-5(f)(4) notification of change of accountant**

Dear Kay:

Pursuant to **SEC Rule 7a-5(f)(4)** please note that this is our notification of change of accountant. On October 7, 2009 I told Taylor Rogers and Turner that because they were not PCAOB certified that I would no longer be able to use their services as my accountant and I hired Robert G. Schichtl. There were no financial problems during the past 24 months and there were no adverse opinions nor did we or TRT have any disagreements. The SEC requires us to have a PCAOB accountant and this is the only reason we changed. My apologies because I misinterpreted the rule to say accountant, which by SEC standards is the auditing firm; I am still using TRT for my tax return and that is why the notification is delayed.

I trust this information answers your questions. However, should you require additional information, please let me know.

Sincerely,



Ted V. Huneycutt
President

Enclosures

Telephone: (870) 246-5756 • Telefax: (870) 246-6651 • E-mail: info@benchmarkinvestments.net
509 Main • Arkadelphia, Arkansas 71923
Member: NFA, NASD, SIPC

TAYLOR, RODGERS & TURNER, PLLC

Certified Public Accountants

March 24, 2010

To Whom It May Concern:

The Auditors' Report on the financial statements of Benchmark Investments, Inc. for the period ended September 30, 2008 did not contain an adverse opinion and the opinion was not qualified as to uncertainties, audit scope, or accounting principles. Furthermore, the statement from Benchmark Investments, Inc. as to why the firm changed accountants is true and accurate.

Sincerely,

TAYLOR, RODGERS & TURNER, PLLC



Mark Manning, CPA

MM/ad

P.O. BOX 768 305 PROFESSIONAL PARK DRIVE ARKADELPHIA, AR 71923 TELEPHONE (870) 246-4563 FAX (870) 246-6114

Member American Institute of Certified Public Accountants Private Companies Practice Section



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: BENCHMARK INVESTMENTS

Address: 509 MAIN STREET, ARKADELPHIA, AR 71923

Telephone: 870-246-5756

SEC Registration Number: 8-52280

FINRA Registration Number: 103792

(ii) Accounting Firm

Name: Robert G. Schichtl

Address: 817 Parkway, Conway AR 72034

Telephone: 501-336-8900

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement: SEPTEMBER 30, 2009

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

☐ is for the annual audit only for the fiscal year ending 2____ *

☑ is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: 

Name: TED V. HUNEYCUTT

(By Firm's FINOP or President)

Title: PRESIDENT Date:

EXHIBIT A



« Submitted | Filing ID: 687365 |

Reminder, if you have an obligation to provide this notice to the DTCC, please do so. You can email your regulatory notices to DTCC at: Credit-MarketRisk@dtcc.com.

Member's Notices to FINRA

Replacement of Accountant

SEC Rule 17a-5(f)(4)

Your Form has been successfully submitted and your Filling ID for any further inquiries regarding this form is:

687365

Submitted Date and Time 3/4/2010 6:00 PM

Member's Contact Information	
Name	BENCHMARK INVESTMENTS, INC.
CRD Number	103792
Address	ARKADELPHIA, AR
Phone	870-246-5756
Executive Representative Contact	TED VIRGIL HUNEYCUTT Jr.

Notice Information	
Name of Person Filing Notice	CAROLYN R. MAY
Email Address	CAROLYNM12@AOL.COM
Phone Number	501-224-6808
Date	3/4/2010
Alternate Contact Name	TED V. HUNEYCUTT
Phone Number	870-246-5756

What is the full legal name of the firm's former accountant?	TAYLOR, RODGERS & TURNER, PLLC
Which party terminated the engagement?	Member Firm
On what date was the engagement terminated?	10/7/2009
On what date did the firm engage a new Accountant?	10/7/2009
What is the full legal name of the firm's new accounting firm?	ROBERT G. SCHICHTL
In what state or jurisdiction is the principal office of the accountant?	817 PARKWAY CONWAY, AR 72034 USA
Is the new accounting firm registered with the Public Company Accounting Oversight Board (PCAOB)?	YES
Does the firm carry customer accounts?	NO

Please attach a statement of the details of any accounting, auditing, or other problems, as required by SEC Rule 17a-5(f)(4), or, if there were no such problems, a statement to that effect, manually signed by an appropriate officer of the member firm.

Designation of Acct.pdf (DESIGNATION OF ACCOUNTANT FORM)

Did the Accountant's report on the financial statements for any of the past two years contain an adverse opinion or a disclaimer of opinion or was its opinion qualified as to uncertainties, audit scope, or accounting principles?

NO

Has the firm provided a copy of this notice to its former Independent Accounting Firm listed above? NO

Please attach the former accountant's letter stating it agrees with the statement contained in the notice, manually signed by the accountant, as required by SEC Rule 17a-5(f)(4).

Benchmark Letter.pdf